February 12, 1998

Applied Computer Technology, Inc.
2573 Midpoint Drive
Fort Collins, CO  80525


This letter will constitute an opinion upon the legality of the sale by a certain Selling Shareholder of Applied Computer Technology, Inc., a Colorado corporation ("the Company"), of up to 360,000 shares of Common Stock, all as referred to in the Registration Statement on Form SB-2 filed by the Company with the Securities and Exchange Commission.

We have examined the Articles of Incorporation, the Bylaws and the minutes of the Board of Directors of the Company and the applicable laws of the State of Colorado, and a copy of the Registration Statement. In our opinion, the Company was authorized to issue the shares of stock mentioned above and such shares are fully paid and non-assessable shares of the Company's Common Stock.

Very truly yours,
HART & TRINEN
William T. Hart